Exhibit 99.2

2016 Annual Business Report

Table of Contents

1.	Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2014 – 2016)

2.	Company Overview

(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Shareholders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2016

3.	Non-Consolidated Financial Statements as of and for the fiscal years ended December 31, 2016 and 2015

(1)	Balance Sheets
(2)	Income Statements
(3)	Statements of Disposition of Accumulated Deficit
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows
(6)	Notes to Non-Consolidated Financial Statements

1. Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2014 – 2016)

(In Korean Won)

Category	2016	2015	2014
Current assets	48,498,182,583	38,763,539,126	43,125,471,781
• Quick assets	48,498,182,583	38,763,539,126	43,125,471,781
Non-current assets	3,677,807,015	4,999,247,501	16,984,379,227
• Investment asset	1,702,300,453	3,458,637,535	6,465,572,045
• Tangible asset	320,560,073	353,333,606	474,922,737
• Intangible asset	132,873,092	225,643,240	8,906,509,785
• Other non-current asset	1,522,073,397	961,633,120	1,137,374,660

Total assets	52,175,989,598	43,762,786,627	60,109,851,008

Current liabilities	16,379,370,612	4,216,026,056	5,835,639,084
Non-current liabilities	3,797,532,276	6,861,637,783	5,535,434,654

Total liabilities	20,176,902,888	11,077,663,839	11,371,073,738

Common stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	28,204,665,680	43,930,773,576	63,960,606,495
Retained earnings (Accumulated deficit)	(736,599,294)	(15,726,107,896)	(20,029,832,919)
Accumulated other comprehensive income and loss	1,056,570,324	1,006,007,108	1,333,553,694

Total equity	31,999,086,710	32,685,122,788	48,738,777,270

Revenues	34,960,527,849	16,282,357,147	17,339,523,031
Operating income (loss)	5,689,492,355	(8,711,508,289)	(9,000,124,182)
Income (loss) before income tax	2,483,304,521	(14,461,283,852)	(12,572,306,743)

Net income (loss)	(736,599,294)	(15,726,107,896)	(20,029,832,919)

2. Company Overview

(1)	Registered Purpose of the Company

1)	Software consulting, development and supply
2)	Development and sales of software and CD
3)	Information-technology-related software development
4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)	Online network game services
6)	Applied package-related software development
7)	Production and sales of computer programs
8)	Import and export of software
9)	E-commerce
10)	Character development business
11)	Animation business
12)	Real estate leasing
13)	Service-area restaurant business
14)	Media-related business
15)	Printing and publication
16)	Record & video production and distribution
17)	Any other businesses incidental to the above businesses

(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 80 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2016. Requiem, which was commercially launched in October 2007, is currently serviced all over the world. In March 2012, the Company released Ragnarok Online II, which is currently serviced worldwide except China.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan. The Company also has subsidiaries in Korea, such as NeoCyon, Inc. and Gravity Games Corp. In November 2016, the company established a branch office in Taiwan.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

Due to its high dependence on Ragnarok Online, the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up through enhancing mobile game business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Branch Office	12F.-1, No.36-10 ,Sec.1, Fuxing S.Rd., Da’an Dist., Taipei City 106
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)	Stock

1)	Total number of shares

(As of December 31, 2016)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31,2016)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture: None.

(7)	Major Shareholders

(As of December 31, 2016)

Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	*
Others	2,827,163	40.69	—

Total	6,948,900	100.00	—

*	Refer to “(10) Material Transactions with Related Parties.”

(8)	Investment in Other Companies

(As of December 31, 2016)

Companies					Relationship with the Company
Name	Location	Common Stock		Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD	5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY	167,850,000	Animation making/service	1,000	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW	964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW	1,134,730,000	Online game development	194,035	85.50%	Subsidiary

(9)	Directors Holding Concurrent Positions

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Games Corp.	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—

(10)	Material Transactions with Related Parties

①  Sales and purchases

(In thousands of Korean Won)

Nature	Related companies	2016		2015
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	8,586,568	6,302	6,815,604	5,991
Subsidiaries	Gravity Interactive, Inc.	522,034	—	688,866	684
	NeoCyon. Inc.	517,932	2,678,066	539,996	615,390
	Gravity Games Corp.	8,348	—	22,871	—

	Total	9,634,882	2,684,368	8,067,337	622,065

②  Receivables and Payables

- 2016

(In thousands of Korean Won)

Nature	Related companies	Receivables			Payables
		Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	756,121	—	35,912	3,024,317	—
Subsidiaries	Gravity Interactive, Inc.	2,715,048	3,542,120	96,646	6	—
	NeoCyon. Inc.	40,667	—	1,414,619	61,600	120,535
	Gravity Games Corp.	63	1,972,000	1,900,930	—	—

	Total	3,511,899	5,514,120	3,448,107	3,085,923	120,535

- 2015

(In thousands of Korean Won)

Nature	Related companies	Receivables			Payables
		Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	759,032	—	37,375	2,880	4,699,300
Subsidiaries	Gravity Interactive, Inc.	2,274,997	2,381,300	9,000	6	—
	NeoCyon. Inc.	42,598	—	79,869	61,600	120,535
	Gravity Games Corp.	68	1,972,000	1,900,930	—	—

	Total	3,076,695	4,353,300	2,027,174	64,486	4,819,835

(11)	Significant Creditors: The Company had no significant creditors as of December 31, 2016.

(12)	Employees

(As of December 31, 2016)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	8	98	48	31	185

(13)	Directors and Auditors

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—

(14) Material Events after the end of fiscal year 2016: None.

3. Non-Consolidated Financial Statements as of and for the fiscal year ended December 31, 2016 and 2015

(1)	Balance Sheets

GRAVITY CO., LTD.			(In Korean Won)

	2016		2015
Assets
Current Assets		48,498,182,583		38,763,539,126
Quick assets		48,498,182,583		38,763,539,126
Cash and cash equivalents	13,995,265,268		22,153,897,708
Short-term financial instruments	21,500,000,000		11,500,000,000
Trade receivable	11,844,092,956		5,379,025,009
Allowance for doubtful accounts	(2,353,715,846)		(1,737,852,201)
Short-term loans receivables	3,333,336		2,222,216
Allowance for doubtful accounts	—		—
Other receivable	1,381,175,678		485,106,688
Allowance for doubtful accounts	(330,450,737)		(332,509,371)
Accrued income	363,549,358		217,538,745
Allowance for doubtful accounts	(115,151,736)		(115,151,736)
Advance payments	2,140,217,133		1,509,926,000
Allowance for doubtful accounts	(1,500,000,000)		(1,500,000,000)
Prepaid expenses	1,001,152,140		563,874,851
Prepaid income taxes	568,715,033		637,461,217
Non-current Assets		3,677,807,015		4,999,247,501
Investment assets		1,702,300,453		3,458,637,535
Equity method investments	1,698,967,125		3,458,637,535
Long-term loans receivables	6,717,453,328		5,553,300,000
Allowance for doubtful accounts	(6,714,120,000)		(5,553,300,000)
Property and equipment		320,560,073		353,333,606
Computer and equipment	4,288,607,714		5,567,224,307
Accumulated depreciation	(4,132,870,607)		(5,381,652,836)
Furniture and fixtures	633,990,395		619,614,408
Accumulated depreciation	(612,587,356)		(609,411,025)
Leasehold improvements	1,005,678,971		963,697,319
Accumulated depreciation	(862,259,044)		(806,138,567)
Intangible assets		132,873,092		225,643,240
Capitalized R&D cost, net	—		—
Software	43,907,108		116,917,359
Other intangible assets, net	88,965,984		108,725,881
Other non-current assets		1,522,073,397		961,633,120
Leasehold deposits	920,996,000		923,243,120
Long-term prepaid expenses	557,587,854		10,000,000
Other non-current assets	43,489,543		28,390,000

Total assets		52,175,989,598		43,762,786,627

Liabilities
Current liabilities		16,379,370,612		4,216,026,056
Accounts payable	8,784,093,615		1,804,350,812
Advances received	176,385		98,061
Withholdings	131,470,281		112,606,500
Deferred income	7,295,025,308		2,179,175,863
Income tax payable	168,605,023		119,794,820
Non-current liabilities		3,797,532,276		6,861,637,783
Long-term deferred income	3,466,707,576		6,530,813,083
Asset retirement obligation	210,290,000		210,290,000
Leasehold deposit received	120,534,700		120,534,700

Total liabilities		20,176,902,888		11,077,663,839

	2016		2015
Equity
Share capital		3,474,450,000		3,474,450,000
Common shares	3,474,450,000		3,474,450,000
Capital surplus		28,204,665,680		43,930,773,576
Paid-in capital in excess of par value	26,079,529,294		41,805,637,190
Other capital surplus	2,125,136,386		2,125,136,386
Accumulated other comprehensive income and loss		1,056,570,324		1,006,007,108
Net accumulated comprehensive income of equity method investees	1,180,435,364		1,180,435,364
Net accumulated comprehensive loss of equity method investees	(148,940,913)		(174,428,256)
Cumulative effect of foreign currency translation	25,075,873		—
Accumulated deficit		(736,599,294)		(15,726,107,896)
Undisposed accumulated deficit	(736,599,294)		(15,726,107,896)

Total equity		31,999,086,710		32,685,122,788

Total liabilities and equity		52,175,989,598		43,762,786,627

(2)	Income Statements

GRAVITY CO., LTD.			(In Korean Won)

	2016		2015
Revenues		34,960,527,849		16,282,357,147
Online games-subscription revenue	18,905,149,658		3,674,550,704
Online games-royalties and license fees	13,163,798,205		11,577,677,453
Mobile games	2,694,766,775		882,522,716
Character merchandising, animation and other revenue	196,813,211		147,606,274
Cost of revenues		14,054,532,171		13,707,528,886
Cost of revenues-games	14,054,532,171		13,707,528,886
Gross profit		20,905,995,678		2,574,828,261
Selling and administrative expenses		15,216,503,323		11,286,336,550
Salaries	3,571,340,129		2,936,738,260
Severance benefits	360,805,680		196,631,640
Employee benefits	528,078,924		542,938,212
Transportation	217,295,572		100,047,366
Entertainment	62,583,274		43,194,142
Communication	78,813,956		75,974,439
Utilities	288,539		—
Taxes and dues	173,868,782		181,755,974
Depreciation	85,182,805		114,679,595
Rent	563,896,868		377,097,066
Insurance premium	114,727,011		107,741,431
Vehicles maintenance	2,411,000		4,391,000
Freight expenses	2,304,707		1,873,643
Repairs expenses	3,321,000		3,350,000
Training expenses	320,000		1,315,000
Books & subscription	4,433,250		1,923,569
Office supplies	25,430,015		24,568,942
Commission paid	5,133,316,919		2,165,509,531
Advertising	2,184,924,916		1,342,772,644
Research and development	2,096,506,908		3,073,669,887
Bad debt	(40,338,475)		(84,557,335)
Amortization of intangible assets	46,991,543		74,721,544
Operating Income (loss)		5,689,492,355		(8,711,508,289)
Non-operating income		1,991,686,855		2,240,847,859
Interest income	630,259,632		718,659,176
Gain on foreign currency translation	254,213,988		139,522,983
Gain on foreign exchange transactions	810,879,758		402,788,878
Gain on disposal of property and equipment	1,385,182		6,529,170
Gain on disposal of intangible assets	1,085,902		—
Gain on disposal of equity-method investments	—		624,043,873
Other income	293,862,393		349,303,779
Non-operating expenses		5,197,874,689		7,990,623,422
Loss on foreign currency translation	747,888,981		186,390,178
Loss on foreign exchange transactions	841,803,733		128,900,533
Loss on valuation of equity-method investments	3,600,121,239		3,008,605,907
Loss on impairment of intangible assets	4,783,789		4,638,954,929
Other losses	3,276,947		27,771,875
Income (loss) before income tax		2,483,304,521		(14,461,283,852)
Income tax expense		(3,219,903,815)		(1,264,824,044)
Net loss		(736,599,294)		(15,726,107,896)
Loss per share*
Basic and diluted		(106)		(2,263)

*	Each ADS represents two shares of our common stock. Therefore, loss per ADS is two loss per share.

(3)	Statements of Disposition of Accumulated Deficit

GRAVITY CO., LTD.			(In Korean Won)

	2016		2015
	Confirmed disposition date: March 30, 2017		Confirmed appropriation date: March 25, 2016
Accumulated deficit before disposition (retained earnings before appreciation)		736,599,294	15,726,017,896
Unappropriated retained earnings carried over from prior year	—		—
Net loss	(736,599,294)		(15,726,017,896)
Disposition of accumulated deficit		736,599,294	15,726,017,896
Transfer from capital surplus	736,599,294		15,726,017,896
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		—	—

(4)	Statements of Changes in Equity

GRAVITY CO., LTD.				(In Korean Won)
	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income and Loss	Retained Earnings	Total
Balance at January 1, 2015	3,474,450,000	63,960,606,495	1,333,553,694	(20,029,832,919)	48,738,777,270
Net loss	—	—	—	(15,726,107,896)	(15,726,107,896)
Disposition of accumulated deficit	—	(20,029,832,919)	—	20,029,832,919	—
Changes in equity-method investees with accumulated comprehensive income	—	—	(622,306,435)	—	(622,306,435)
Changes in equity-method investees with accumulated comprehensive loss	—	—	294,759,849	—	294,759,849
Balance at December 31, 2015	3,474,450,000	43,930,773,576	1,006,007,108	(15,726,107,896)	32,685,122,788
Balance at January 1, 2016	3,474,450,000	43,930,773,576	1,006,007,108	(15,726,107,896)	32,685,122,788
Net loss	—	—	—	(736,599,294)	(736,599,294)
Disposition of accumulated deficit	—	(15,726,107,896)	—	15,726,107,896	—
Changes in equity-method investees with accumulated comprehensive income	—	—	25,487,343	—	25,487,343
Changes in cumulative effect of foreign currency translation	—	—	25,075,873	—	25,075,873
Balance at December 31, 2016	3,474,450,000	28,204,665,680	1,056,570,324	(736,599,294)	31,999,086,710

(5)	Statements of Cash Flows

GRAVITY CO., LTD.			(In Korean Won)

	2016		2015
Cash flows from operating activities		3,068,272,859		(4,149,181,974)
Net loss	(736,599,294)		(15,726,107,896)
Addition of expenses not involving cash outflows	4,476,656,440		11,980,914,145
Depreciation	146,806,186		256,604,158
Amortization of intangible assets	89,736,314		4,144,303,761
Bad debt (reversal of bad debt)	(40,338,475)		(84,557,335)
Loss on foreign currency translation	675,547,387		17,002,725
Loss on valuation of equity-method investments	3,600,121,239		3,008,605,907
Loss on impairment of intangible assets	4,783,789		4,638,954,929
Deduction of revenues not involving cash inflows	(246,873,705)		(768,463,333)
Gain on foreign currency translation	244,402,621		137,890,290
Gain on disposal of property, plant and equipment	1,385,182		6,529,170
Gain on disposal of intangible assets	1,085,902		—
Gain on valuation of equity-method investments	—		624,043,873
Changes in assets and liabilities arising from operating activities	(424,910,582)		364,475,110
Increase in trade receivable	(6,320,855,044)		(1,568,321,290)
Decrease (increase) in other receivable	(796,664,336)		392,317,605
Decrease (increase) in accrued income	(146,010,613)		69,922,132
Decrease (increase) in advance payments	(659,717,221)		1,888,245
Increase in prepaid expenses	(363,039,025)		(28,292,311)
Decrease in prepaid income taxes	68,746,184		58,453,693
Decrease (increase) in long-term prepaid expenses	(621,826,118)		181,770,000
Increase in other payable	1,605,680,480		122,379,048
Increase in withholdings	18,863,781		2,699,241
Increase (decrease) in deferred income	5,556,808,603		(1,070,674,868)
Increase in income tax payable	48,810,203		7,053,314
Increase in long-term deferred income	1,194,235,335		2,192,513,473
Increase in leasehold deposits received	—		2,735,211
Increase in advances receipts	78,324		31,617
Increase in other non-current asset	(10,021,135)		—
Cash flows from investing activities		(11,251,626,232)		2,207,875,663
Cash inflows from investing activities	43,017,698,780		52,013,299,641
Decrease in short-term investments	43,000,000,000		52,000,000,000
Collection of short-term loans receivable	5,555,552		6,666,640
Disposal of property and equipment	1,385,182		4,542,091
Disposal of vehicles	—		2,090,910
Disposal of software	8,510,926		—
Decrease in leasehold deposits	2,247,120		—
Cash outflows from investing activities	(54,269,325,012)		(49,805,423,978)
Increase in short-term investments	53,000,000,000		49,000,000,000
Increase in short-term loans receivable	—		328,110,000
Increase in long-term loans receivable	1,170,820,000		230,050,000
Acquisition of computer and equipment	54,392,842		133,367,631
Acquisition of furniture and fixtures	17,303,219		1,751,227
Acquisition of leasehold improvement	26,269,452		—
Acquisition of intangible assets	539,499		96,450,000
Increase in guarantee deposits	—		15,695,120
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Adjustments in cash from foreign currency translation of foreign branch		24,720,933		—
Increase(decrease) in cash and cash equivalents		(8,158,632,440)		(1,941,306,311)
Cash and cash equivalents at beginning of year		22,153,897,708		24,095,204,019
Cash and cash equivalents at end of year		13,995,265,268		22,153,897,708

(6)	Notes to Non-Consolidated Financial Statements

* For the notes to the non-consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2016 and 2015 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 7, 2017.